Exhibit 99.1

Green Gate Resources Parent, LLC

Independent Auditor’s Report

Board of Managers and Management

Green Gate Resources Parent, LLC

Houston, Texas

Opinion

We have audited the consolidated and combined financial statements of Green Gate Resources Parent, LLC and its subsidiaries (the “Company”), which comprise the consolidated and combined balance sheets as of December 31, 2023 (Successor) and 2022 (Successor) and December 31, 2022 (Predecessor), and the related consolidated and combined statements of operations and other comprehensive income for the year ended December 31, 2023 (Successor) and the 122 days ended December 31, 2022 (Successor) and the 58 days ended February 27, 2023 (Predecessor) and the years ended December 31, 2022 (Predecessor) and 2021 (Predecessor), members’ and stockholders’ equity for the year ended December 31, 2023 (Successor) and the period from inception (August 31, 2022) to December 31, 2022 (Successor) and the 58 days ended February 27, 2023 (Predecessor) and the years ended December 31, 2022 (Predecessor) and 2021 (Predecessor), and cash flows for the year ended December 31, 2023 (Successor) and the 122 days ended December 31, 2022 (Successor) and the 58 days ended February 27, 2023 (Predecessor) and the years ended December 31, 2022 (Predecessor) and 2021 (Predecessor), and the related notes to the consolidated and combined financial statements.

In our opinion, the accompanying consolidated and combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 (Successor) and 2022 (Successor) and December 31, 2022 (Predecessor), and the results of its operations and its cash flows for the year ended December 31, 2023 (Successor) and the 122 days ended December 31, 2022 (Successor) and the 58 days ended February 27, 2023 (Predecessor) and the years ended December 31, 2022 (Predecessor) and 2021 (Predecessor) in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated and combined financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated and combined financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated and combined financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated and combined financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated and combined financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated and combined financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated and combined financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and combined financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated and combined financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, P.C.

Houston, Texas

April 16, 2024

Green Gate Resources Parent, LLC

Consolidated and Combined Statements of Operations and Other Comprehensive Income

(in thousands of dollars)

	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Revenue and Other Income
Crude oil, natural gas and NGL sales	$1,762,721	$—	$5,621	$47,782	$37,711
Crude oil, natural gas and NGL sales to related parties	—	—	341,218	2,755,581	2,084,423
Other revenue	6,641	—	969	4,506	2,812
Gain/(loss) on acquisition/sale of assets, net	13,287	—	—	1,036	(171)
(Loss) on commodity derivatives, net	(127,921)	—	—	—	—

Total Revenue and Other Income	1,654,728	—	347,808	2,808,905	2,124,775
Operating Expenses
Operating costs	$394,466	$—	$68,807	$463,186	$396,246
General and administrative expenses	159,717	—	30,474	219,995	240,493
Depreciation, depletion and amortization	291,491	—	76,656	567,728	748,870
Accretion expense on abandonment liability	122,321	—	13,168	86,609	92,793
Exploration expenses including dry hole	273	—	40	315	424
Purchased natural gas marketing expense	170,198	—	228,605	359,680	212,770
Electricity generation expenses	55,338	—	10,393	54,733	46,012
Taxes other than on income	84,443	—	14,435	75,479	71,053
Research expenses	733	—	3	325	112
Other operating expenses	71,733	—	8,208	45,614	3,910

Total Operating Expenses	1,350,713	—	450,789	1,873,664	1,812,683
Operating Income (Loss)	304,016	—	(102,980)	935,241	312,092
Non-Operating (Expenses) Income
Interest income	4,485		1,114	5,652	—
Interest (expense)	(109,693)	—	—	—	—
Income/(Loss) from equity investments	6,850	—	501	(162)	280
Other non-operating (expenses)/income	(2,245)	—	(144)	12,074	8,970

Income (Loss) Before Income Taxes	203,413	—	(101,509)	952,805	321,342
Federal and state income tax benefit/(expense)	1,302	—	264	(11,337)	1,744

Net Income (Loss)	204,715	—	(101,245)	941,468	323,086
Other Comprehensive Income (Loss)
Unrealized gain/(loss) on investments	1,002	—	(193)	(2,131)	1,454
Amortization of prior service cost	—	—	—	453	908
Amortization of net actuarial gain	988	—	197	1,065	2,999
Net actuarial gain arising during the period	9,069	—	361	6,864	22,279

Comprehensive Income (Loss)	$215,774	$—	$(100,880)	$947,719	$350,726

*

All items of other comprehensive income/(loss) are displayed net of a tax benefit of ($4,129) thousand, ($218) thousand, ($3,257) thousand, and ($10,175) thousand for the Successor year ended December 31, 2023, the Predecessor 58-day period ended February 27, 2023, and years ended December 31, 2022 and 2021, respectively.

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Consolidated and Combined Balance Sheets

(in thousands of dollars)

	Successor		Predecessor

	December 31, 2023	December 31, 2022	December 31, 2022
Assets
Current Assets
Cash	$29,376	$—	$343,681
Restricted cash	15,840	—	—
Accounts receivable
Due from related parties	50,000	—	191,102
Trade	174,532	—	6,049
Other	1,760	—	9,155
Inventories
Crude oil and condensate	389	—	934
Materials and supplies	17,101	—	15,241
Other current assets, net	4,542	—	—

Total Current Assets	293,541	—	566,162
Equity investments	34,865	—	8,140
Property, plant and equipment, at cost, less accumulated depreciation, depletion and amortization	2,923,569	—	4,508,315
Deferred income tax asset, net	14,687	—	18,108
Other assets, net	98,867	169,000	163,903

Total Assets	$3,365,528	$169,000	$5,264,628

Liabilities and Members’ & Stockholders’ Equity
Current Liabilities
Accounts payable
Trade	$140,860	$—	$172,716
Taxes payable	14,589	—	14,476
Fair value of derivative contracts	31,032	—	—
Accrued liabilities	161,304	—	88,596
Current portion of long term debt	100,000	—	—
Accrued restoration, removal and environmental costs	82,320	—	149,374

Total Current Liabilities	530,106	—	425,162
Accrued restoration, removal and environmental costs	1,022,265	—	1,078,771
Long term debt, net	811,419	—	—
Long term - fair value of derivative instruments	79,366	—	—
Other long term liabilities	56,888	—	77,989

Total Liabilities	2,500,044	—	1,581,922
Commitments and Contingencies (Note 9 and Note 10)
Members’ and Stockholders’ Equity
Common stock, $1.00 par value for the predecessor (2,000 shares authorized and outstanding)	—	—	2
Retained earnings	854,425	169,000	3,714,630
Accumulated other comprehensive income (loss)	11,059	—	(31,926)

Total Members’ & Stockholders’ Equity	865,484	169,000	3,682,706

Total Liabilities and Members’ & Stockholders’ Equity	$3,365,528	$169,000	$5,264,628

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Consolidated and Combined Statements of Members’ and Stockholders’ Equity

(in thousands)

	Predecessor
	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ and Stockholders’ Equity
	Shares	Amount
Balance as of December 31, 2020	2	$2	$4,600,076	$(65,817)	$4,534,261
Net income			323,086	—	323,086
Distributions			(900,000)	—	(900,000)
Other comprehensive gain			—	27,640	27,640

Balance as of December 31, 2021	2	$2	$4,023,162	$(38,177)	$3,984,987

Net income			$941,468	$—	$941,468
Distributions			(1,250,000)	—	(1,250,000)
Other comprehensive gain			—	6,251	6,251

Balance as of December 31, 2022	2	$2	$3,714,630	$(31,926)	$3,682,706

Net loss			$(101,245)	$—	$(101,245)
Other comprehensive gain			—	365	365

Balance as of February 27, 2023	2	$2	$3,613,385	$(31,561)	$3,581,826

	Successor
	Retained Earnings	Accumulated Other Comprehensive Loss	Total Members’ and Stockholders’ Equity
Balance as of August 31, 2022 (Inception)	$—	$—	$—
Net income	—	—	—
Contributions	169,000	—	169,000

Balance as of December 31, 2022	$169,000	$—	$169,000

Net income	$204,715	$—	$204,715
Distributions	(135,290)	—	(135,290)
Contributions	616,000	—	616,000
Other comprehensive gain	—	11,059	11,059

Balance as of December 31, 2023	$854,425	$11,059	$865,484

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Consolidated and Combined Statements of Cash Flows

(in thousands of dollars)

	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Cash Flows From Operating Activities
Net income (loss)	$204,715	$—	$(101,245)	$941,468	$323,086
Adjustments for non-cash items
Depreciation, depletion and amortization	291,492	—	76,656	567,728	748,870
Accretion expense on abandonment liability	122,321	—	13,168	86,609	92,793
Amortization of debt issuance costs	9,529	—	—	—	—
Loss on commodity derivatives	127,921	—	—	—	—
(Gain)/loss on sale of assets	(13,278)	—	—	(1,036)	171
Deferred income tax charges	(1,152)	—	446	9,089	(3,189)
Cash payments on derivative settlements, net	(18,666)	—	—	—	—
Dismantlement, restoration and abandonment expenditures	(64,431)	—	(13,598)	(112,665)	(93,749)
Change in fair value of contingent consideration	1,518	—	—	—	—
Dividends from equity income	2,287	—	(501)	5,483	(1,249)
Changes in operating working capital
Accounts receivable - due from related parties	116,679	—	24,422	(5,221)	(49,872)
Accounts receivable	(140,952)	—	(14,882)	(8,738)	—
Inventories	(602)	—	(712)	215	1,488
Accounts payable and accrued liabilities	58,436	—	(81,254)	78,363	21,670
Taxes payable	5,162	—	(5,048)	3,880	(1,008)
Other accrued liabilities	(71,979)	—	9,589	4,042	(46,056)
All other items, net	50,393	—	65,025	(84,506)	54,410

Net Cash Provided/(Used) by Operating Activities	679,393	—	(27,935)	1,484,711	1,047,365

Cash Flows From Investing Activities
Additions to property, plant and equipment	(215,060)	—	(38,620)	(263,877)	(107,757)
Proceeds from sale of assets	8,434	—	256	52,321	3,839
Investment in equity companies	—	—	—	(1,143)	(1,589)
Deposits paid to Sellers	—	(169,000)	—	—	—
Business Combination, net	(1,791,133)	—	—	—	—
Payments of acquisition related contingent consideration	(8,933)	—	—	—	—

Net Cash Used in Investing Activities	(2,006,691)	(169,000)	(38,364)	(212,699)	(105,507)

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Consolidated and Combined Statements of Cash Flows

(in thousands of dollars)

	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Cash Flows From Financing Activities
Distributions to Aera Member Companies:
Regular Distribution	$(50,000)	$—	$—	$(1,250,000)	$(900,000)
Tax based	(85,290)	—	—	—	—
Contributions from Aera Member Companies	616,000	169,000	—	—	—
Debt issuance costs	(48,110)	—	—	—	—
Finance lease obligations - reduction	(1,422)	—	—	(1,365)	(1,099)
Proceeds from Term Loan	600,000	—	—	—	—
Repayments of Term Loan	(50,000)	—	—	—	—
Proceeds from RBL Facility	445,000	—	—	—	—
Repayments of RBL Facility	(45,000)	—	—	—	—
Payments of acquisition related contingent consideration	(8,665)				—

Net Cash (Used)/Provided in Financing Activities	1,372,513	169,000	—	(1,251,365)	(901,099)

Net Increase/(decrease) in Cash and Restricted Cash	45,216	—	(66,299)	20,647	40,759
Cash and Restricted Cash
Beginning of the period	—	—	343,681	323,034	282,275

End of the period	$45,216	$—	$277,382	$343,681	$323,034

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$197	$—	$—	$1,421	$1
Interest paid, net of amount capitalized, included in cash flows from operating activities	89,161	—	—	—	—
Capitalized interest paid, included in cash flows from investing activities	6,646	—	—	—	—
Supplemental Disclosure of Non-cash Investing and Financing
Accrued capital expenditures	9,106	—	14,764	17,277	9,488
Changes in asset retirement obligations	(36,590)	—	—	(78,247)	(94,188)
Right of use assets obtained in exchange for operating lease liabilities	5,367	—	1,035	6,197	5,951
Right of use assets obtained in exchange for finance lease liabilities	397	—	182	98	338

The accompanying notes are an integral part of these statements.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

1.	Nature of Operations

Green Gate Resources Parent, LLC (“GGRP”) is the sole member of Green Gate Resources Holdings LLC (“GGRH”) and is held 49% by CPPIB Vedder US Holdings LLC, an affiliate of Canada Pension Plan Investment Board and 51% by Green Gate COI LLC which is held 18.75% by OCM Aera E Holdings, LLC (“OCM AE”) and 81.25% by Green Gate ICOI LLC (“GG ICOI”). OCM AE is an affiliate of Oaktree Capital Group Holdings and Green Gate ICOI is an affiliate of IKAV SICAV – FIS SCA – IEII. The ownership group of GGRP will collectively be referred to as the “Member Companies”. The Member Companies respective shares in each item of income, gain, loss and deduction is in accordance with their respective sharing ratios. GGRH is the sole member of each of Green Gate Resources E LLC (“GGRE”) and Green Gate Resources S LLC (“GGRS”). GGRE and GGRS hold Green Gate Intermediate LLC (“GGI”) by 48.2% and 51.8%, respectively.

On February 28, 2023, GGRH acquired (the “Acquisition”) Aera Energy LLC and Aera Energy Services Company (collectively, “Aera Companies”). After the Acquisition, Aera Companies’ sole member company is GGI.

Aera Energy LLC, a California limited liability company (“Aera LLC”), is primarily engaged in the exploration, development, and production of crude oil, condensate, natural gas, and natural gas liquids in California. Prior to the Acquisition, Aera LLC’s member companies were Shell Onshore Ventures Inc. (“SOVI”) and Mobil California Exploration & Producing Asset Company (“MCEPAC”). SOVI is an affiliate of Shell plc and MCEPAC is an affiliate of ExxonMobil Corporation (collectively the “Prior Member Companies”). The Prior Member Companies’ respective sharing ratios were: SOVI – 51.8% and MCEPAC – 48.2%.

Aera Energy Services Company (“Aera Services”), a Delaware corporation, was formed in May 1997 for the purpose of providing the human resource needs of Aera LLC. Prior to the Acquisition, SOVI and MCEPAC equally owned the voting shares of Aera Services.

In connection with the change of control, as a result of the Acquisition, Aera Companies assets and liabilities were adjusted to fair value on the closing date of the Acquisition. The consolidated financial statements distinguish between the predecessor periods (“Predecessor”) relating to the combined activity of the Aera Companies for periods prior to the Acquisition on February 28, 2023 and the successor period (“Successor”) relating to GGRH for periods subsequent to the incorporation of GGRH on August 31, 2022.

GGRH was reorganized in a common control transaction under GGRP on December 28, 2023 resulting in a change in reporting entity. As this was a reorganization under common control, the assets and liabilities were recognized on a carryover basis and therefore GGRP is also considered the Successor.

The Successor financial information includes the activity and accounts of GGRP, together with its consolidated subsidiaries (collectively, “GGRP Companies”), as of and for the year ended December 31, 2023, which includes the activity and accounts of Aera Companies, prospectively for the 307-day period following completion of the Acquisition, beginning on February 28, 2023. The accounts and operating activity for the Successor periods from August 31, 2022 to December 31, 2022 and from January 1, 2023 to February 28, 2023 consist solely of the activity of GGRH prior to the close of the Acquisition, which primarily related to a capital contribution made in order to finance the Acquisition.

The Predecessor financial information represents the historical basis of presentation for the Aera Companies for all periods prior to the Acquisition. As a result of the valuation of assets acquired and liabilities assumed at fair value at the time of the Acquisition, the financial statements for the Successor period are presented on a measurement basis different than the Predecessor period (Aera Companies’ historical cost) and are, therefore, not comparable.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

2.	Summary of Significant Accounting Policies

The GGRP Companies have adopted accounting practices that are in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Principles of Consolidation and Combination – The accompanying consolidated and combined financial statements include the consolidated accounts of GGRP together with all its consolidated subsidiaries. Combined financial statements are provided herein due to common ownership, management, and the nature of Aera Services’ operations as they relate to Aera LLC. All significant inter-company and intracompany accounts and transactions have been eliminated.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management of the GGRP Companies to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates and assumptions may differ from those of an individual Member Company. Actual results could differ from these estimates.

Subsequent Events – Subsequent events have been evaluated through April 16, 2024, which is the date these consolidated and combined financial statements were available to be issued. The detailed disclosure is included in Note 15, Subsequent Events.

Business Combinations – The GGRP Companies evaluates acquisitions of assets and other similar transactions to assess whether or not the transaction should be accounted for as a business combination or asset acquisition by first applying a screen to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If the screen is met, the transaction is accounted for as an asset acquisition. If the screen is not met, further determination is required as to whether or not the GGRP Companies have acquired inputs and processes that have the ability to create outputs, which would meet the requirements of a business. If determined to be a business combination, the GGRP Companies account for the transaction under the acquisition method of accounting in accordance with ASC 805, Business Combinations, which requires the acquiring entity in a business combination to recognize the fair value of all assets acquired, liabilities assumed, and any non-controlling interest in the acquiree and establishes the acquisition date as the fair value measurement point. Accordingly, the GGRP Companies recognize assets acquired and liabilities assumed in business combinations, including contingent assets and liabilities based on the fair value estimates as of the date of acquisition. In accordance with ASC 805, the GGRP Companies recognize and measures goodwill as of the acquisition date, as the excess of the fair value of the consideration paid over the fair value of the identified net assets acquired.

The consideration for the GGRP Companies’ business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. The obligations for such contingent consideration payments are recorded at fair value on the acquisition date. The contingent consideration obligations are then evaluated each reporting period. Changes in the fair value of contingent consideration, other than changes due to payments, are recognized as a gain or loss and recorded in the Consolidated and Combined Statement of Operations and Other Comprehensive Income in the amount of $5.9 million for the Successor year ended December 31, 2023.

If determined to be an asset acquisition, the GGRP Companies account for the transaction under ASC 805-50, which requires the acquiring entity in an asset acquisition to recognize assets acquired and liabilities assumed based on the cost to the acquiring entity on a relative fair value basis, which includes transaction costs in addition to consideration given. No gain or loss is recognized as of the date of acquisition unless the fair value of non-cash assets given as consideration differs from the assets’ carrying amounts on the acquiring entity’s books.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Consideration transferred that is non-cash will be measured based on either the cost (which shall be measured based on the fair value of the consideration given) or the fair value of the assets acquired and liabilities assumed, whichever is more reliably measurable. Goodwill is not recognized in an asset acquisition and any excess consideration transferred over the fair value of the net assets acquired is allocated to the identifiable assets based on relative fair values.

Contingent consideration payments in asset acquisitions are recognized when the contingency is resolved and the consideration is paid or becomes payable (unless the contingent consideration meets the definition of a derivative, in which case the amount becomes part of the basis in the asset acquired). Upon recognition of the contingent consideration payment, the amount is included in the cost of the acquired asset or group of assets.

Cash – Cash from time-to-time may exceed the amount of deposit insurance available and which are subject to an insignificant risk of changes in value or loss.

Restricted Cash – As of the Successor year ended December 31, 2023, cash included restricted cash of $15.8 million which represents funds held in escrow in connection with abandonment and remediation obligations as required under terms of the Newport Banning Ranch land sale.

Accounts Receivable – Accounts receivable are from both non-affiliates and affiliates for the Successor as of December 31, 2023 and primarily from affiliates of the Prior Member Companies for the Predecessor as of December 31, 2022. Accounts receivable are generally collected within 20 days after the end of the month. Aera LLC reviews all outstanding accounts receivable balances and records a reserve for amounts that are not expected to be fully recovered. As of the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022, no expected credit losses were recorded.

Inventories – Inventories of crude oil and condensate are carried at the lower of cost or market, on a last-in, first-out (“LIFO”) basis, and include certain costs directly related to the production process. Materials and supplies are carried at average cost and did not exceed replacement cost.

Equity Investments – Aera LLC’s equity investments consist primarily of land development and cogeneration facility partnerships. Aera LLC accounts for its corporate joint ventures under the equity method of accounting in accordance with FASB ASC Topic 323 “Investments – Equity Method and Joint Ventures”. Aera LLC applies the equity method of accounting to investments over which Aera LLC exercises significant influence but does not have control. Under the equity method of accounting, Aera LLC’s share of the investee’s earnings or losses are recognized in the Consolidated and Combined Statements of Operations and Other Comprehensive Income.

In December 2022, Aera LLC sold its’ ownership in the Newport Banning Ranch land asset. As a result, Newport Banning Ranch Limited Liability Company (“NBR LLC”), wrote off its’ assets associated with the development of that land and investment in the equity company. Aera LLC recognized a net gain of $1.1 million for the year 2022, which was comprised of $45.8 million of proceeds less the land value of $19.5 million and investment of $12.4 million at the time of sale, and the associated asset retirement obligation of $12.6 million. As the part of the Purchase Sale Agreement, Aera LLC maintained the remediation obligation. In September 2023, Aera LLC purchased the partnership interest from Cherokee Newport Beach, LLC representing an additional interest including an additional $7.9 million in an escrow account related to the land sale. Because Aera LLC now owns 99% of the remaining remediation obligation and related $15.8 million escrow account, NBR LLC is now consolidated and not accounted for as an equity investment.

For the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022, $1.8 million and $5.5 million of dividends in excess of equity income were received relating to equity investments, respectively.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Revenue Recognition – Revenues associated with the sales of crude oil, natural gas, and other products are recognized at a point in time when Aera LLC’s performance obligation under these contracts is satisfied, which generally occurs when control of oil and natural gas transfers to the customer and collection of the consideration is considered probable.

Concentration of Customers – Aera LLC sells crude oil, natural gas and NGLs to marketers, refineries and other customers that have access to transportation and storage facilities. Considering the ongoing energy deficit in California and strong demand for in-state crude oil production, we do not believe that the loss of any single customer would have a material adverse effect on our consolidated and combined financial statements taken as a whole. If multiple significant customers were to discontinue purchasing our production abruptly, we believe we would have the resources needed to access alternative customers or markets and avoid or materially mitigate associated sales disruptions.

For the Successor year ended December 31, 2023, two customers each accounted for at least 10%, and collectively 96% of our sales (before the effects of hedging). For the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022, and year ended December 31, 2021 all sales were to related parties and our Prior Member Companies accounted for 100% of our sales. We continue to sell crude oil and natural gas to affiliates of our Prior Member Companies. The detailed disclosure is included in Note 7, Transactions with Related Parties.

Exploration and Development – The “successful efforts” method of accounting is used for crude oil and natural gas exploration, development, production, and acquisition activities.

Property Acquisition Costs – Costs of acquiring proved reserves including lease bonus, brokerage, and other fees are capitalized. The costs of non-producing properties that become productive are transferred to a producing property account.

Exploratory Costs – Costs of exploratory wells are initially capitalized but, should efforts be determined to be unsuccessful, they are then charged against income. All other exploratory costs are charged to expense as incurred.

Development Costs – Costs of development wells, including dry holes, well equipment, and attendant production facilities are capitalized.

Depreciation, Depletion, and Amortization – Depreciation, depletion, and amortization of the capitalized cost of producing properties, both tangible and intangible, are provided on a unit of production basis. On a field basis, proved developed oil and natural gas reserve volumes are used for depreciating drilling and development costs, and total proved oil and natural gas reserve volumes are used for depleting producing leasehold costs. Amortization of non-producing leasehold costs from the date of acquisition is based primarily upon experience in establishing rates to fully amortize the cost of those leases that may be unproductive over the holding period. Estimated dismantlement, restoration, abandonment costs, and residual salvage values are considered in determining amortization and depreciation rates.

Other plant and equipment and management information systems are depreciated on a straight-line basis over their estimated useful lives. Gains or losses are not recognized for normal retirements of plant and equipment subject to the composite or group method. Gains or losses from abnormal retirements or sales are recognized in current income. Expenditures for maintenance and repairs are expensed as incurred.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Impairment – Aera LLC evaluates proved and unproved properties for indicators of impairment. Proved and unproved properties are evaluated for indicators of impairment when facts and circumstances indicate that their carrying value may not be recoverable, or at least annually. If a triggering event is deemed to have occurred, an impairment assessment is undertaken. In general, the Aera LLC does not view temporarily low prices or margins an indication of impairment. Management believes that prices over the long term must be sufficient to generate investments in energy supply to meet global demand. Although prices will occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Because the lifespan of most of the Aera LLC major assets are measure in decades, the future cash flows of these assets are predominantly based on long-term oil and natural gas commodity prices and industry margins, development costs, and production costs. Aera LLCs assesses impairment of proved oil and natural gas properties by comparing net capitalized costs, on a field-by-field basis, to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. If an impairment is indicated, a charge is recognized in the period in which the impairment occurred based on estimated fair value, which considers estimated future discounted cash flows. Unproved properties are assessed for impairment at least annually on a property-by-property basis and any impairment is charged to income. If the unproved properties are determined to be productive, the related costs are transferred to a producing property account.

Asset Retirement Obligations – Aera LLC incurs retirement obligations related to its exploration and production assets. The fair values of these obligations are recorded as liabilities on a discounted basis adjusted annually. Due to the large number of wells being placed in and removed from service, the fair value of the obligations is reviewed and updated annually, based on the most current information available. The costs associated with these liabilities are capitalized as part of the related assets and depreciated as the reserves are produced. Over time, the liabilities are accreted for the change in present value, based on Aera LLC’s risk-adjusted discount rate. Liabilities for environmental costs are recorded when the costs are considered probable and can be reasonably estimated. Specified environmental liabilities are retained by the Prior Member Companies specified in terms and conditions of the preceding Aera Master Agreement.

Capitalized Interest – Interest from external borrowings is capitalized on capital projects using the weighted average borrowing rate of outstanding borrowings until the project is substantially complete and ready for its intended use. Capitalized interest is determined by multiplying our weighted average borrowing cost on debt by the average amount of qualifying costs incurred. Capitalized interest is depreciated in the same manner as the depreciation of the underlying assets.

Income Taxes – Income taxes relate only to GGRP Companies’ incorporated subsidiaries and Aera Services. Aera LLC does not report income taxes since the income or loss before income taxes is allocated to the Member Companies for inclusion in their respective income tax returns. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Other Assets, Net – Other assets, net is comprised primarily of prepaid pension assets and Greenhouse Gas Cap-and-Trade Program Compliance Instruments. Aera LLC’s operating facilities subject to California’s Cap-and-Trade Program must obtain compliance instruments (allowances) for ultimate surrender to meet program compliance obligations. Aera LLC manages its holding of compliance instruments as part of its annual business planning activities and adjusts throughout the year.

Other Long Term Liabilities – Other long term liabilities are comprised primarily of the post-retirement plan benefit obligation, derivative liabilities, and lease liabilities.

Leases – Aera LLC accounts for leases according to Leases (Topic 842). The detailed disclosure is included in Note 10, Leases and Other Commitments.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Fair Value of Financial Instruments – Financial instruments consist of cash, crude oil and natural gas receivables, joint interest billing (“JIB”) receivables, accounts payable, debt and derivatives. The carrying amounts of cash, crude oil and natural gas receivables, JIB receivables, and accounts payable approximate fair value due to the highly liquid nature of these short-term instruments. The detailed disclosure is included in Note 11, Fair Value of Financial Instruments).

Derivative Instruments – Aera LLC utilizes derivative instruments, primarily swaps, to manage its exposure to fluctuations in the underlying commodity prices of crude oil sold and natural gas purchased by Aera LLC. Aera LLC nets derivative assets and liabilities for counter parties where it has a legal right to offset. The derivative transactions are not designated as cash flow hedges. Accordingly, these derivative contracts are marked-to-market and any changes in the estimated value of derivative contracts held at the balance sheet date are recognized in the Consolidated and Combined Statements of Operations and Other Comprehensive Income as net gains or losses on commodity derivatives. Unless otherwise indicated, we use the term “hedge” to describe derivatives instruments that are designed to achieve our hedging program goals, even though they are not accounted for as cash-flow or fair-value hedges. The detailed disclosure is included in Note 12, Derivatives.

Cash Distributions – Aera LLC periodically make cash distributions of excess earnings to the Member Companies as requested by the Member Companies.

Recently Adopted Accounting Standards – Effective January 1, 2023, the GGRP Companies adopted Accounting Standards Update (“ASU”) 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers on a prospective basis. Under this ASU, contract assets and contract liabilities acquired in a business combination are measured in accordance with ASC 606, Revenue from Contracts with Customers instead of at fair value. The GGRP Companies’ application of this ASU for the measurement of contract assets and contract liabilities did not have a material impact on the GGRP Companies’ financial position and results of operations.

The GGRP Companies adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”) on current expected credit losses on January 1, 2023. The new rules changed the measurement of credit losses for financial assets and certain other instruments, including trade and other receivables with a right to receive cash, and require the use of a new forward-looking expected loss model that results in the earlier recognition of an allowance for losses. The adoption of these new rules did not have a significant impact on our consolidated and combined financial statements.

Recently Issued but not Adopted Accounting Standards – In December 2023, the Financial Accounting Standard Board (FASB) issued new disclosure requirements for Income Taxes (ASC 740). The rule is effective for annual periods beginning after December 15, 2024, but early adoption is permitted. We do not expect the adoption of these rules to have a significant impact on our consolidated and combined financial statements.

Reclassifications – Certain items in the 2022 and 2021 financial statements have been reclassified for comparability purposes with the 2023 financial statements. These reclassifications had no effect on previously reported net income or equity.

3.	Significant Transactions

Purchase of Aera Companies

On February 28, 2023, GGRH acquired 100% of the issued and outstanding membership interests of Aera LLC, and 100% of the issued and outstanding membership interests of Aera Energy Services. The Acquisition allows GGRH to assist the Aera Companies with energy transition efforts while balancing the need to continue meeting California’s conventional energy demands by investing in a renewable energy portfolio that will power Aera Companies’ existing operations. Over time, renewable power will be deployed across Aera Companies’ land holdings, while selected legacy oil and gas infrastructure will be repurposed to create carbon capture and storage capability. The Acquisition was accounted for as a business combination. There was no goodwill, measured as the excess of the fair value of the consideration paid over the fair value of the identified net assets, resulting from the Acquisition.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

The following table summarizes the consideration paid for the Aera Companies:

Consideration
(in thousands of dollars)
Cash	$1,280,000
Contingent Consideration	45,187
Deferred Payments and Price Adjustments not paid at close	1,009,943

Fair value of total consideration transferred	$2,335,130

The contingent consideration arrangement requires the GGRP Companies to make a series of payments to the Prior Member Companies based on separate calculations for hedged and unhedged oil volumes. The hedged contingent consideration payments are calculated as 70% of the difference between hedged price, adjusted for the delta in local market pricing and brent index price, and the reference brent price, multiplied by the reference hedged oil volumes. The unhedged contingent consideration payments are calculated as 35% of the difference between actual brent index price, adjusted for the delta in local market pricing and brent index price, and the reference brent price, multiplied by the volume of unhedged oil. Unhedged oil is calculated as the lesser of actual produced oil volume or the reference production floor volume, minus reference hedged oil volumes. Reference prices and volumes set per the purchase agreements. All contingent consideration payments were measured at fair value at the Acquisition date based on the ICE brent price futures. As of the Acquisition date, the potential undiscounted amount of all future payments that GGRH could be required to make under the contingent consideration arrangement is between $44.5 million and $55.4 million.

During the period ended December 31, 2023, GGRH paid $17.6 million to settle contingent consideration as it came due under the terms of the membership purchase agreements.

For the period ended December 31, 2023, the loss recognized for changes in the fair value of contingent consideration arrangement in the amount of $1.5 million is included in Other Non-Operating Expense in the Consolidated and Combined Statement of Operations and Other Comprehensive Income.

As of December 31, 2023, the range of outcomes that GGRH could be required to make under the contingent consideration arrangement is between $24.6 million and $30.6 million. The assumptions used to develop the estimates have not changed. Contingent consideration is split between Accrued Liabilities and Other Long-term Liabilities in the Balance Sheet. See note 11 for details.

Fair Value of total consideration transferred

Acquisition-related costs of $43.9 million were included in Other Operating Expenses in the Consolidated and Combined Statement of Operations and Other Comprehensive Income for the Successor year ended December 31, 2023.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Recognized amounts of identifiable assets acquired and liabilities assumed
(in thousands of dollars

Purchase Price Allocation:
Current Assets	$491,035
Equity investments	34,023
Property, plant and equipment, at cost, less accumulated depreciation, depletion and amortization	3,049,853
Deferred income tax asset	23,943
Other assets, net	141,162
Current Liabilities	(186,972)
Accrued restoration, removal and environmental costs	(1,083,279)
Other long term liabilities	(128,287)
Deferred income tax liability	(6,348)

Net assets acquired	$2,335,130

4.	Revenue

Aera LLC and its subsidiaries sell crude oil, natural gas, natural gas liquids and other products under long-term agreements, with periodic price adjustments to reflect market conditions. Revenue is recognized upon transfer of control, based on the terms of delivery and collectability of the consideration is considered probable. Production is priced on the average monthly prevailing index prices less certain deductions related to quality and physical location. Payment for revenue transactions is typically due within 20 days.

Revenue is recognized at the point in time when Aera LLC’s performance obligation under these contracts is satisfied, which generally occurs when control of crude oil and natural gas transfers to the customer and collection of the consideration is considered probable. In accordance with Revenue from Contracts with Customers (Topic 606), Aera LLC considers the indicators of the transfer of control to determine the point in time. Aera LLC does not believe that significant judgements are required with respect to the determination of transfer of control or transaction price. Aera LLC’s performance obligations arise upon the production of produced crude oil, natural gas, and natural gas liquids from wells in which the Company has an ownership interest. Disaggregated revenue sales of crude oil, natural gas and natural gas liquids (NGLs) to customers includes the following:

Crude oil, natural gas and NGL sales
(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Crude oil	$1,759,631	$—	$5,168	$40,708	$30,484
Natural gas	(1,195)	—	(1,452)	(3,128)	(2,192)
NGLs	4,284	—	1,904	10,202	9,419

Crude oil, natural gas and NGL sales	$1,762,721	$—	$5,621	$47,782	$37,711

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Crude oil, natural gas and NGL sales to related parties
(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Crude oil	$—	$—	$341,218	$2,755,581	$2,084,423

Crude oil, natural gas and NGL sales to related parties	$—	$—	$341,218	$2,755,581	$2,084,423

For the Successor year ended December 31, 2023, the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, “Crude oil, natural gas and NGL sales” primarily arise from contracts with customers. For the Successor year ended December 31, 2023, “Accounts receivable – Trade” and “Accounts receivable – Other” are primarily from customers.

For the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, “Crude oil, natural gas and NGL sales to related parties” primarily arise from contracts with related parties. For the Predecessor combined year ended December 31, 2022, “Accounts receivable – Due from related parties” are primarily from related parties (see further discussion in Note 7, Transactions with Related Parties).

5.	Inventories

Crude oil and condensate inventories are carried on a LIFO basis. Replacement cost exceeded LIFO by $1.5 million and $3.2 million at the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022, respectively.

6.	Property, Plant, and Equipment and Asset Retirement Obligations

Property, plant, and equipment consist of the following:

(in thousands of dollars)

	Successor			Predecessor
	2023			2022
	Cost	Reserve*	Net	Cost	Reserve*	Net
Exploration and production	$12,549,918	$9,648,112	$2,901,806	$13,926,839	$9,439,064	$4,487,775
Land held for development	21,552	—	21,552	20,329	—	20,329
Other	1,634	1,422	211	1,633	1,422	211

	$12,573,104	$9,649,534	$2,923,569	$13,948,801	$9,440,486	$4,508,315

*	Accumulated depreciation, depletion, amortization, retirements and impairments

Exploration and production costs of $417.3 million, $380.3 million, and $355.0 million consisting primarily of assets under construction and land were not subject to depletion for the Successor year ended December 31, 2023 and the Predecessor combined 58-day period ended February 27, 2023 and year ended December 31, 2022, respectively.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Amounts capitalized related to information systems are amortized on a straight-line basis over a period of three to fourteen years. Aera LLC amortized $10.8 million, $2.3 million, $10.9 million and $9.1 million in software costs for the Successor year ended December 31, 2023 and the Predecessor combined 58-day period ended February 27, 2023 and years ended December 31, 2022 and 2021, respectively. These amounts are recorded in the table above in Exploration and Production.

The analysis for impairments of long-lived assets is conducted under the authoritative guidance on accounting for the impairment or disposal of long-lived assets. For the Successor consolidated year ended December 31, 2023 and the Predecessor combined year ended December 31, 2021, Aera LLC did not incur an impairment loss. For the Predecessor combined year ended December 31, 2022, $0.1 million of impairment losses were incurred.

Under the authoritative guidance for asset retirement obligations (“AROs”), the fair values of AROs are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time the assets are installed. Amounts recorded for the related assets will be increased by the amount of these obligations. In the estimation of fair value, Aera LLC uses assumptions and judgments regarding such factors as the existence of a legal obligation for an asset retirement obligation, technical assessments of the assets, estimated amounts and timing of settlements, discount rates, and inflation rates. AROs incurred in the current period were Level 3 (unobservable inputs) fair value measurements. Over time, the liabilities are accreted for the change in their present value and the initial capitalized costs are depreciated as the reserves are produced.

The below table summarizes the ARO activity for the Successor year ended December 31, 2023, and the Predecessor combined 58-day period ended February 27, 2023 and year ended December 31, 2022:

(in thousands of dollars)	Successor
December 31, 2023
Balance at February 28, 2023	$1,083,285
Accretion expense on abandonment liability	122,321
Dismantlement, restoration and abandonment expenditures	(64,431)
Liabilities incurred	238
Revisions in estimated cash flows	(36,828)

Balance at December 31	1,104,585
Less: current portion	(82,320)

Long-term obligations	$1,022,265

(in thousands of dollars)	Predecessor
	February 27, 2023	December 31, 2022
Balance at January 1	$1,228,145	$1,332,448
Accretion expense on abandonment liability	13,168	86,609
Dismantlement, restoration and abandonment expenditures	(13,598)	(112,665)
Liabilities incurred	—	609
Revisions in estimated cash flows	—	(78,856)

Balance at December 31	1,227,715	1,228,145
Less: current portion	(133,685)	(149,374)

Long-term obligations	$1,094,030	$1,078,771

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

7.	Transactions with Related Parties

Prior to the sale of the Aera Companies on February 28, 2023, Shell Treasury Center (West) Inc. (“STCW”) and Exxon Overseas Corporation (“EOC”), affiliates of the Prior Member Companies, provided cash management services to Aera LLC and Aera Services. Prior to February 28, 2023, excess cash was held by STCW and EOC, proportionally, based on the respective sharing ratios of the Prior Member Companies. There were no restrictions on access to cash held by STCW and EOC. STCW and EOC paid interest on the cash they held based on a defined market index rate. For the Predecessor combined 58-day period ended February 27, 2023 and year ended December 31, 2022, the Aera Companies earned approximately $2.2 million and $6.8 million in interest income attributable to the cash management agreement. For the Predecessor combined year ended December 31, 2021, no interest income was earned. The cash balance held by STCW and EOC, including interest, was $350.8 million as of the Predecessor combined year ended December 31, 2022. After the sale, the cash on deposit within accounts managed by STCW and EOC including accumulated interest, totaling $231.7 million was transferred to accounts managed by Aera LLC on March 1, 2023 and February 28, 2023, respectively.

Aera LLC purchases natural gas from Shell Energy North America, an affiliate of the Prior Member Companies. Aera LLC did not pay any natural gas purchases for the Predecessor combined 58-day period ended February 27, 2023 and paid approximately $86.2 million and $81.6 million for the Predecessor combined year ended December 31, 2022 and year ended December 31, 2021. After the sale, Aera LLC continues to purchase natural gas from Shell Energy North America as a non-related party. Aera LLC did not have any related party payable balances with Shell Energy North America for the Successor year ended December 31, 2023 or the Predecessor combined year ended December 31, 2022.

Aera LLC sells natural gas to Mobil Pacific Pipeline Company (“MPPCO”), which is an affiliate of the Prior Member Companies. Aera LLC earned approximately $ 0.17 million, $0.27 million and $0.22 million for natural gas sales for the Predecessor combined 58-day period ended February 28, 2023, year ended December 31, 2022 and year ended December 31, 2021, respectively. After the sale, Aera LLC no longer sells natural gas to MPPCO. Aera LLC did not have any related party receivable balance from MPPCO for the Successor consolidated period ended December 31, 2023 or the Predecessor combined year ended December 31, 2022.

Aera LLC sold 100% of its operated crude oil and condensate production for the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, to affiliates of the Prior Member Companies, Shell Trading (US) Company and ExxonMobil Oil Corporation. The volume of crude oil and condensate sold is split in proportion to the respective sharing ratios that the Prior Member Companies held in Aera LLC. For the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, Aera LLC realized approximately $341 million, $2,756 million and $2,084 million respectively, in gross crude and condensate sales to these related parties. Aera LLC’s related party receivable balance for crude and condensate sales was $190.1 million for the Predecessor combined year ended December 31, 2022. After the sale, Aera continues to sell a portion of its operated crude oil and condensate to Shell Trading (US) Company as a non-related party and no longer sells its operated crude oil and condensate to ExxonMobil Oil Corporation.

The Prior Member Companies and their affiliates provide various services to the Aera Companies. For the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, the Aera Companies incurred approximately $1.0 million, $3.7 million and $4.4 million, respectively, for these services. After the sale, Shell performed various services for Aera LLC as a non-related party. Aera LLC did not have any related party payable balances with the Prior Member Companies for the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

8.	Benefit Plans

Aera Services provides defined benefit pension plans and other post-retirement benefit plans for employees. The benefit obligations and plan assets associated with these plans are measured at December 31.

Obligations and Funded Status

Weighted-average assumptions used to determine benefit obligations are as follows:

	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Discount rate	5.01%	4.99%	—	—	5.01%	4.99%	5.21%	5.19%	2.77%	2.68%
Long term rate of compensation increase	5.00%	—	—	—	5.00%	—	4.00%	—	4.00%	—

The changes in benefit obligation are as follows:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Benefit obligation-beginning balance	$264,910	$69,007	$—	$—	$265,209	$69,384	$336,814	$89,173	$336,814	$89,173
Service cost	8,667	2,148	—	—	1,733	430	15,193	4,308	15,193	4,308
Interest cost	11,048	2,952	—	—	2,210	590	9,077	2,348	9,077	2,348
Benefits paid*	(30,996)	(4,530)	—	—	(6,199)	(906)	(22,921)	(3,687)	(22,921)	(3,687)
Actuarial loss/(gain)	9,787	(2,455)	—	—	1,957	(491)	(72,954)	(22,758)	(72,954)	(22,758)

Benefit obligation-ending balance	$263,416	$67,122	$—	$—	$264,910	$69,007	$265,209	$69,384	$265,209	$69,384

Accumulated benefit obligation at end of period	$263,416	—	—	—	$264,910	—	$265,209	—	$336,814	—

*	Benefit payments for funded and unfunded plans.

The changes in plan assets are as follows:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Fair value at beginning of period	$315,277	$48,511	$—	$—	$315,445	$47,978	$348,369	$58,172	$335,162	$54,824
Actual return on plan assets	28,500	4,407	—	—	5,700	881	(52,028)	(8,548)	27,413	4,950
Company contribution	1,655	1,043	—	—	331	209	42,025	395	9,729	426
Benefits paid	(30,996)	(2,787)	—	—	(6,199)	(557)	(22,921)	(2,041)	(23,935)	(2,028)

Fair value at end of period	$314,436	$51,174	$—	$—	$315,277	$48,511	$315,445	$47,978	$348,369	$58,172

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

A summary of pension plans with an accumulated benefit obligation and projected benefit obligation in excess of plan assets is shown in the table below:

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31, 2023	122-days Ended December 31, 2022	58-days Ended February 27, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
For funded pension plans with an accumulated benefit obligation in excess of plan assets:
Accumulated benefit obligation	$263,416	$—	$264,910	$265,209	$336,814
Fair value of plan assets	314,436	—	315,277	315,445	348,369
For funded pension plans with a projected benefit obligation in excess of plan assets:
Accumulated benefit obligation	$263,416	$—	$264,910	$265,209	$336,814
Fair value of plan assets	314,436	—	315,277	315,445	348,369
For unfunded pension plans:
Accumulated benefit obligation	$67,122	$—	$69,007	$69,384	$89,173
Fair value of plan assets	51,174	—	48,511	47,978	58,172

The assumed health care cost trend rates are as follows:

	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pre 65	Post 65	Pre 65	Post 65	Pre 65	Post 65	Pre 65	Post 65	Pre 65	Post 65
Initial rate	6.00%	5.00%	—	—	6.00%	5.00%	6.25%	5.00%	6.50%	5.00%
Ultimate rate	4.50%	—	—	—	4.50%	—	4.50%	—	4.50%	—
Year ultimate rate reached	2030	—	—	—	2030	—	2030	—	2030	—

A summary comparing the total plan assets to the total benefit obligation is shown in the table below:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Funded status (assets in excess of (less than) benefit obligation)*
Balance at end of period
Funded status	$58,890	$8,379	$—	$—	$58,883	$1,397	$58,882	$4,208	$22,502	$3,805
Unfunded status	(7,870)	(24,327)	—	—	(8,517)	(25,400)	(8,646)	(25,614)	(10,947)	(34,805)

Total	$51,020	$(15,948)	$—	$—	$50,366	$(24,003)	$50,236	$(21,406)	$11,555	$(31,000)

Amounts recorded in combined balance sheet
Other assets, net	$58,890	$8,379	$—	$—	$58,883	$1,397	$58,882	$4,208	$22,502	$3,805
Accrued liabilities	(793)	(2,884)	—	—	(852)	(3,011)	(1,041)	(2,984)	(1,161)	(3,293)
Other long term liabilities	(7,077)	(21,443)	$—	$—	(7,665)	(22,389)	(7,605)	(22,630)	(9,786)	(31,512)

Total	$51,020	$(15,948)	$—	$—	$50,366	$(24,003)	$50,236	$(21,406)	$11,555	$(31,000)

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Components of Net Periodic Benefit Cost

Weighted-average assumptions used to determine net periodic benefit cost:

	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Discount rate	5.21%	5.20%	—	—	5.21%	5.20%	2.77%	2.69%	2.42%	2.24%
Long term rate of return on funded assets	6.50%	—	—	—	6.50%	—	6.50%	—	6.50%	—
Long term rate of compensation increase	5.00%	—	—	—	5.00%	—	4.00%	—	4.00%	—

Aera Services establishes the long-term expected rate of return on plan assets by reviewing a long-term return assumption for each asset class and consideration of historical returns.

The components of net periodic benefit cost are as follows:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Service cost	$8,667	$2,148	$—	$—	$1,733	$430	$15,193	$4,308	$17,737	$4,949
Interest cost	11,048	2,952	—	—	2,210	590	9,077	2,348	8,301	2,103
Expected return on plan assets	(16,588)	(2,534)	—	—	(3,318)	(507)	(22,110)	(3,716)	(21,288)	(3,511)
Amortization of prior service cost	—	—	—	—	—	—	—	629	—	1,261
Amortization of net actuarial loss/(gain)	1,527	(154)	—	—	305	(31)	1,398	81	3,556	608

Net periodic benefit cost	$4,653	$2,412	$—	$—	$931	$482	$3,558	$3,650	$8,306	$5,410

The authoritative guidance for defined benefit pension and other postretirement benefits requires recognition of a net liability or asset to report the funded status of a defined benefit pension and other postretirement plans on the balance sheet and recognition (as a component of other comprehensive income) of changes in the funded status in the year in which the changes occur.

For Successor year ended December 31, 2023, the Predecessor combined 58-day combined period ended February 27, 2023, and years ended December 31, 2022 and 2021 service cost of $10.8 million, $2.2 million, $19.5 million, and $22.7 million were recorded in Operating Expenses and non-service cost/(income) of $0.7 million, $0.2 million, ($12.1 million), and ($13.7 million) were recorded in Other Non-Operating Expenses/(Income), net. There were no service or non-service costs/(income) for the Successor year ended December 31, 2022.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Amounts recorded in Other Comprehensive Income (Loss) are as follows:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Amortization of prior service cost	$—	$—	$—	$—	$—	$—	$—	(629)	$—	$(1,261)
Amortization of actuarial (loss)/gain	(1,527)	154	—	—	(305)	31	(1,398)	(81)	—
Net actuarial loss/(gain) arising during the period	(2,125)	(4,328)	—	—	(425)	(866)	964	(10,494)	(3,556)	(608)
Net actuarial loss/(gain) due to settlement	(4,468)	—	—	—	(894)	—	—	—	(20,695)	(10,240)

Total recorded in other comprehensive loss/ (gain), before tax	$(8,120)	$(4,173)	$—	$—	$(1,624)	$(835)	$(434)	$(11,204)	$(24,251)	$(12,109)

Amounts included in accumulated Other Comprehensive Income (Loss) that have not yet been recognized in net periodic benefit cost:

(in thousands of dollars)	Successor				Predecessor
	Year Ended December 31, 2023		122-days Ended December 31, 2022		58-days Ended February 27, 2023		Year Ended December 31, 2022		Year Ended December 31, 2021
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Prior service cost	$—	$—	$—	$—	$—	$—	$—	$—	—	$629
Net actuarial loss	35,668	(9,771)	—	—	7,134	(1,954)	52,545	(6,718)	52,979	3,858

Total recorded in accumulated other comprehensive loss, before tax	35,668	(9,771)	—	—	7,134	(1,954)	52,545	(6,718)	52,979	4,487
Charge to income tax	(9,982)	2,734	—	—	(1,996)	547	(14,704)	1,880	(14,826)	(1,256)

Total recorded in accumulated other comprehensive loss, after tax	$25,687	$(7,037)	$—	$—	$5,137	$(1,407)	$37,841	$(4,838)	$38,153	$3,231

The estimated amounts to be amortized from accumulated Other Comprehensive Income (Loss) during 2024 are:

(in thousands of dollars)	Successor
	Pension Benefits	Other Postretirement Benefits
	2024	2024
Prior service cost	$953	$(315)
Net actuarial loss/(gain) Settlement	28	—

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

The tables below set forth by level, within the fair value hierarchy, Aera Services’ benefit plan assets at fair value as follows:

(in thousands of dollars)	Successor						Predecessor
	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2022
	Pension Benefits
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total
Asset category
Domestic equity	$—	$73,438	$73,438	$—	$—	$—	$—	$59,583	$59,583
International equity	—	41,426	41,426	—	—	—	—	46,026	46,026
Domestic fixed income	—	199,242	199,242	—	—	—	—	201,879	201,879
Cash & cash equivalents	330	—	330	—	—	—	7,957	—	7,957

Total plan assets	$330	$314,106	$314,436	$—	$—	$—	$7,957	$307,488	$315,445

(in thousands of dollars)	Successor						Predecessor
	Year Ended December 31, 2023			Year Ended December 31, 2022			Year Ended December 31, 2022
	Other Postretirement Benefits
	Level 1	Level 2	Total	Level 1	Level 2	Total	Level 1	Level 2	Total
Asset category
Domestic equity	$—	$11,952	$11,952	$—	$—	$—	$—	$9,061	$9,061
International equity	—	6,742	6,742	—	—	—	—	7,000	7,000
Domestic fixed income	—	32,426	32,426	—	—	—	—	30,704	30,704
Cash & cash equivalents	54	—	54	—	—	—	1,213	—	1,213

Total plan assets	$54	$51,120	$51,174	$—	$—	$—	$1,213	$46,765	$47,978

The weighted-average asset allocations are as follows:

Asset Allocation	Percentage of Plan Assets
	Successor				Predecessor
	Year Ended December 31, 2023		Year Ended December 31, 2022		Year Ended December 31, 2022
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
Equity securities	37%	33%	0%	0%	33%	36%
Debt securities	63%	64%	0%	0%	64%	63%
Cash	0%	3%	0%	0%	3%	1%

Total	100%	100%	0%	0%	100%	100%

The defined benefit pension plan long-term asset allocation is 37 percent equity and 63 percent fixed income with a target range of 50 – 70 percent for equity and 30 – 50 percent for fixed income, which includes cash. The Aera Services investment strategy for the defined benefit pension plan assets is designed to result in a diversified portfolio of equities and fixed income securities, to achieve an investment mix that will attain the highest total return consistent with a reasonable degree of risk.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Cash Flows

The funding policy for the other post-retirement benefit plans is to pay medical costs as they are due. Medical costs paid were $2.7 million, $0.6 million, $2.0 million, and $2.0 million during the Successor year ended December 31, 2023, the Predecessor 58-day combined period ended February 27, 2023, and years ended December 31, 2022 and 2021, respectively. There were no medical costs paid for the Successor year ended December 31, 2022.

The following table presents expected cash flow information for the year ended December 31, 2023:

(in thousands of dollars)	Successor
	Pension Benefits	Other Postretirement Benefits
Contributions expected in 2024	$813	$2,956
Benefit payments expected in:
2024	$16,402	$5,345
2025	18,417	5,187
2026	19,060	5,169
2027	17,389	5,276
2028	20,650	5,325
2029-2033	94,362	27,655

Defined Contribution Plan

The Aera Energy Services Company Savings Plan (the “Savings Plan”) is a defined contribution plan covering substantially all employees of Aera Services and provides for contributions by Aera Services based on a stated percentage of the employees’ salaries and wages. Employees may also contribute up to a stated percentage. Aera Services contributed approximately $7.6 million, $2.7 million, $10.7 million, and $11.0 million under the provisions of this plan for the Successor year ended December 31, 2023, and the Predecessor combined 58-day period ended February 27, 2023 and years ended December 31, 2022 and 2021, respectively. There were no contributions for the Successor year ended December 31, 2022.

Aera Services also provides a non-qualified defined contribution plan, the Aera Energy Services Company Savings Restoration Plan, to certain employees. Aera Services contributed approximately $2.0 million and $1.4 million under the provisions of this plan for the Successor year ended December 31, 2023 and year ended December 31, 2022, respectively. Aera Services did not make a contribution for the Successor year ended December 31, 2022, the Predecessor combined 58-day period ended February 27, 2023 or the year ended December 31, 2021.

9.	Litigation and Other Contingencies

The GGRP Companies are subject to lawsuits, environmental and other claims and other contingencies in the normal course of business that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. We record an accrual for currently outstanding lawsuits, claims and proceedings when it is probable that a liability has been incurred and the liability can be reasonably estimated.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

In September 2020, the County of Ventura, California formally approved an update to its General Plan. The update includes certain provisions related to oil and gas well setbacks, a prohibition on trucking of produced water and fluids, flaring, and electrification requirements. Aera LLC, along with other plaintiffs, filed a lawsuit against the County of Ventura in response to the General Plan update in Ventura County Superior Court. Additionally, in November 2020, the County of Ventura approved amendments to its Non-Coastal Zoning Ordinance that would make certain oil and gas related ministerial permitting processes discretionary, thus providing the County of Ventura significantly more latitude in the approval determinations. Aera LLC and other plaintiffs amended their original lawsuits (or in some cases filed new lawsuits) against the County of Ventura in response to the amendments. In June 2022, an Aera LLC supported referendum passed in the county election to strike down the Non-Coastal Zoning Ordinance amendments. In June of 2023 all parties reached a settlement requiring the County Board of Supervisors to (1) adopt resolutions which included clarification that Aera’s Conditional Use Permits would not be subject to the General Plan update (Clarifying Resolutions) and (2) making certain amendments to the General Plan update to account for the potential that some requirements may be infeasible and (3) requiring dismissal of the litigation. The settlement agreement was approved by the court. The Board adopted the Clarifying Resolutions in September 2023. NCZO amendments were sent back to staff for additional analysis in September 2023.The Commission approved the settlement 4 to 1 in February 2024. The Board of Supervisors hearing on the settlement is scheduled for April 2024. The net impact of this matter on the GGRP Companies’ consolidated and combined financial results cannot be reasonably estimated at this time.

Aera LLC filed a lawsuit on March 30, 2022, challenging denial by the Geologic Energy Management division of the California Department of Conservation (“CalGEM”) of permits for well stimulation treatments (“WST”) on CalGEM’s asserted basis that denial would protect public health and safety and environmental quality, including the reduction and mitigation of greenhouse gas emissions and challenging CalGem’s de facto moratorium on WST permits. Aera LLC seeks a writ of mandamus, damages, and declaratory relief and just compensation for the taking of its property. CalGEM lost a demurrer motion on July 6, 2022. Trial is currently set for October 14, 2024. The net impact of this matter on the GGRP Companies’ consolidated and combined financial results cannot be reasonably estimated at this time.

On August 31, 2022, Senate Bill 1137 passed, which was written to prohibit CalGEM from approving any notice of intent requested under Public Resources Code Section 3203 that is within a setback zone as defined by proximity to Sensitive Receptors identified in the law. A referendum was qualified preventing the law taking effect unless approved at the next statewide general or special election after November 8, 2022. The net impact of this matter on the GGRP Companies’ consolidated and combined financial results cannot be reasonably estimated at this time.

In 2022, Aera Energy was authorized to negotiate a settlement with a Kern County entity regarding claims for 2022 and beyond. The entity claims contamination from oil field produced water and based on available information. The claim was settled for $33 million. As of the Successor year ended December 31, 2023, GGRP has $13 million remaining in Other Long Term Liabilities. For the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022, settlement costs of $7.0 million and $26.0 million related to this claim were recorded in Other Operating Expenses in the Consolidated and Combined Statements of Operations and Other Comprehensive Income.

Management cannot presently predict the ultimate resolution of any pending matters, nor can it estimate the amount or range of a potential loss in cases where a loss is probable. In management’s opinion, it does not currently appear that the resolution of any pending matters will have a material adverse effect on the consolidated and combined financial position, liquidity, or results of operations of the GGRP Companies.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

10.	Leases and Other Commitments

The Aera Companies generally purchase the property, plant and equipment used in operations, but there are situations where assets are leased, primarily for office buildings, vehicles, and other moveable equipment. Right of use assets and lease liabilities are established on the balance sheet for leases with an expected term greater than one year, by discounting the amounts fixed in the lease agreement for the duration of the lease, which is reasonably certain, considering the probability of exercising any early termination and extension options. Typically, assets are leased only for a portion of their useful lives and are accounted for as operating leases. The typical lease terms range within 5-10 years. In limited situations assets are leased for nearly all their useful lives and are accounted for as finance leases.

Variable payments under these lease agreements are not significant. Residual value guarantees, restrictions, or covenants related to leases, and transactions with related parties are also not significant. In general, leases are capitalized using the incremental borrowing rate determined by the Aera Companies and activities as a lessor are not significant.

Lease costs are reported in Operating costs on the Consolidated and Combined Statements of Operations and Other Comprehensive Income as follows:

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	Year Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Operating lease cost	$5,412	$—	$1,091	$6,486	$6,241
Variable lease cost	1,063	—	$181	1,335	493

	$6,475	$—	$1,272	$7,821	$6,734

Finance lease cost:
Amortization of right of use assets	$1,177	$—	$245	$1,365	$1,099
Interest on lease liabilities	56	—	10	71	102

	$1,233	$—	$255	$1,436	$1,201

Total lease cost	$7,708	$—	$1,527	$9,257	$7,935

Right of use assets and lease liabilities on the Consolidated and Combined Balance Sheets at the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022:

	Operating leases		Finance leases
(in thousands of dollars)	Successor	Predecessor	Successor	Predecessor
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2022
Assets:
Right of use assets included in Property, plant and equipment	$3,498	$9,358	$2,218	$2,737
Liabilities:
Lease liability due within one year included in accrued liabilities	2,815	6,680	1,019	1,314
Long-term lease liability included in other long term liabilities	790	2,678	1,235	1,423

Total lease liability	$3,605	$9,358	$2,254	$2,737

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Future minimum lease payments as of the Successor year ended December 31, 2023:

(in thousands of dollars)	Successor

	Operating leases	Finance leases
2024	$2,853	$1,059
2025	680	792
2026	26	418
2027	26	87
2028	27	14
2029 and beyond	119	—

Total lease payments	$3,731	$2,370
Discount to present value	(126)	(116)

Total lease liability	$3,605	$2,254

	Successor		Predecessor
	December 31, 2023		December 31, 2022
	Operating leases	Finance leases	Operating leases	Finance leases
Weighted average remaining lease terms-years	1.20	2.64	6.78	5.55
Weighted average discount rate-percent	3.59%	2.48%	3.61%	2.25%

The table below presents supplemental cash flow information:

(in thousands of dollars)	Operating leases
	Successor		Predecessor
	Year Ended December 31,	Year Ended December 31,	58-days Ended February 27,	Year Ended December 31,

	2023	2022	2023	2022	2021
Cash paid for amounts included in measurement of lease liabilities
Cash flows from operating activities	$7,747	$—	$1,272	$7,821	$6,734
Cash flows from investing activities	—	—	—	—	—
Cash flows from financing activities	—	—	—	—	—

Total	$7,747	$—	$1,272	$7,821	$6,734

	Finance leases
	Successor		Predecessor
	Year Ended December 31,	Year Ended December 31,	58-days Ended February 27,	Year Ended December 31,

	2023	2022	2023	2022	2021
Cash paid for amounts included in measurement of lease liabilities
Cash flows from operating activities	$66	$—	$—	$—	$—
Cash flows from investing activities	—	—	10	71	102
Cash flows from financing activities	1,422	—	245	1,365	1,099

Total	$1,488	$—	$255	$1,436	$1,201

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Total rental costs were reported in Operating costs on the Consolidated and Combined Statements of Operations and Other Comprehensive Income as follows:

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	Year Ended December 31,	58-days Ended February 27,	Year Ended December 31,
	2023	2022	2023	2022	2021
Total rental costs	$7,708	$—	$1,527	$9,257	$7,935

Other Commitments

Under long-term purchase and transportation agreements with pipeline and energy companies, Aera LLC is required to purchase specified quantities of natural gas pipeline capacity. At the Successor year ended December 31, 2023, Aera LLC’s maximum exposure related to the agreements was estimated to be approximately $27 million. For the Successor year ended December 31, 2023 and the Predecessor combined 58-day period ended February 27, 2023, year ended December 31, 2022 and year ended December 31, 2021, $3.5 million, $0.6 million, $3.6 million and $3.5 million, respectively were incurred for costs related to these long-term purchase and transportation agreements.

For the Successor year ended December 31, 2023, Aera LLC had commitments related to agreements for the future purchase of materials and services, all made in the normal course of business. All such commitments and guarantees are expected to be fulfilled with no material adverse consequences to Aera LLC’s operations or financial condition.

11.	Fair Value of Financial Instruments

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

Level 1 – Unadjusted quoted market prices for identical assets or liabilities in an active market.

Level 2 – Quoted market prices for identical assets or liabilities in an active market that have been adjusted for items such as effects of restriction for transferability and those that are not quoted but are observable through corroboration with observable market data, including quoted market prices for similar assets; and

Level 3 – Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement requires judgement and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Fair Value on a Recurring Basis

The following table set forth, by level within the fair value hierarchy, Aera LLC’s financial assets and liabilities that were accounted for at a fair value on recurring basis as of the Successor year ended December 31, 2023:

(in thousands of dollars)	Successor
	December 31, 2023
	Active Market for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Input (Level 3)	Total Carrying Value
Other current assets, net	$—	$1,143	$—	$1,143
Liabilities:
Contingent Consideration in Current - Accrued liabilities		(23,176)		(23,176)
Current - Fair value of derivative contracts	—	(31,032)	—	(31,032)
Current Consideration in Other long term liabilities		(5,930)		(5,930)
Long term - fair value of derivative instruments	—	(79,366)	—	(79,366)

Total	$—	$(138,362)	$—	$(138,362)

Contingent consideration liabilities related to the Acquisition are classified as Level 2 in the requirement fair value hierarchy and are reported at fair value based on hedged and unhedged oil volumes as defined in the Acquisition purchase agreements at the ICE brent price futures price on the date of Acquisition. There were no contingent consideration liabilities for the Successor year ended December 31, 2022 or the Predecessor year ended December 31, 2022.

Aera LLC’s derivative instruments, which consist of derivative swaps, are classified as Level 2 as of the Successor year ended December 31, 2023 as swaps generally have observable inputs. Derivative instruments are also subject to the risk that counterparties will be unable to meet their obligations. Such non-performance risk is considered in the valuation of Aera LLC’s derivative instruments, but to date has not had a material impact on estimates of fair values. Significant changes in the quoted forward prices for commodities and changes in market volatility generally lead to corresponding changes in the fair market value measurement of Aera LLC’s derivative instruments. There were no derivative instruments for the Successor year ended December 31, 2022 or the Predecessor year ended December 31, 2022.

Fair Value on a Non-Recurring Basis

Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets acquired and liabilities assumed in the benefit plans, for which fair value is used. These assets and liabilities are recorded at fair value when acquired/incurred but not re-measured at fair value in subsequent periods (see further discussion in Note 8, Benefit Plans).

Asset retirement obligation estimates are derived from historical data as well as management’s expectation of future cost environments and other unobservable inputs (see further discussion in Note 6, Property, Plant and Equipment and Asset Retirement Obligations). As there is no corroborating market activity to support the assumptions used, Aera LLC has designated these measurements as Level 3.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Fair Value of Other Financial Instruments

The carrying value of the Aera LLC’s long-term debt approximates its fair value because the interest rate is variable and reflective of market rates, which are level 2 inputs within the fair value hierarchy.

12.	Derivatives

Due to the volatility of crude oil and natural gas price, Aera LLC began entering price-risk management transactions (e.g. crude oil and natural gas commodity swaps) for a portion of its crude oil production on February 28, 2023, and natural gas purchases on May 31, 2023, to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations. While the use of these arrangements limits Aera LLC’s ability to benefit from certain increase in prices of crude oil production and natural gas purchases, it also reduces Aera LLC’s potential exposure to adverse price movements. Aera LLC did not have any commodity derivatives designated as accounting hedges as of and during the Successor year ended December 31, 2023 and the Predecessor combined year ended December 31, 2022. Unless otherwise indicated, we use the term “hedge” to describe derivatives instruments that are designed to achieve our hedging requirements and program goals, even though they are not accounted for as accounting hedges. Aera LLC’s RBL Facility and Term Loan, both dated February 28, 2023, include covenants that require Aera LLC to hedge 85% in 2023 and 2024, 75%, 58% and 25% for years 2025-2027 respectively. on initial Proved Developed Producing crude reserves and a rolling forward 36-month, minimum 50% hedge requirement up through loan maturity (August 2026). Aera LLC has also entered into natural gas hedges outside of debt requirements to reduce exposure from price fluctuations and will continue to evaluate the hedging strategy based on prevailing market prices and conditions. For more information on the requirements of the RBL Facility and Term Loan, see Note 14, Debt.

Aera LLC reported gains and losses on derivative contracts related to crude oil sold and natural gas purchased in Revenue and Other Income on our Consolidated and Combined Statements of Operations and Other Comprehensive Income for the Successor year ended December 31, 2023 as shown in the table below:

(in thousands of dollars)	Successor
	December 31, 2023
	Crude Oil	Natural Gas	Total
Settlement payments from commodity derivatives	$(9,116)	$(9,549)	$(18,666)
Non-cash commodity derivative loss	(76,507)	(32,748)	(109,255)

Loss on commodity derivatives, net	$(85,624)	$(42,297)	$(127,921)

Aera LLC estimates the fair value of commodity swaps based on published forward commodity price curves for the underlying commodities as of the date of the estimate for those commodities for which published forward pricing is readily available. The determination of the fair values above incorporates various factors including the impact of Aera LLC’s non-performance risk and the credit standing of the counterparties involved in Aera LLC’s derivative contracts. Aera LLC routinely monitors the creditworthiness of its counterparties. As of the Successor year ended December 31, 2023, Aera LLC’s counterparties to its derivative contract are Citigroup Global Markets, BP Energy Company, Key Bank, Deutsche Bank AG, Macquarie Bank Limited, Wells Fargo Bank, N.A., and RBC Bank.

The carrying value of Aera LLC’s derivative contracts are measured at fair value using industry-standard models with various inputs, including quoted forward prices, and are classified as Level 2 in the required fair value hierarchy for the periods presented.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

The following table presents the fair values of Aera LLC’s outstanding commodity derivatives as of the Successor year ended December 31:

Balance Sheet Classification
(in thousands of dollars)	Successor
December 31, 2023
Assets:
Other current assets, net	$1,143

Liabilities:
Current - Fair value of derivative contracts	$(31,032)
Long term - Fair value of derivative contracts	(79,366)

$(110,398)

Aera LLC held the following swap contracts as of December 31, 2023:

Brent Swaps	Volumes (MBbls)	Weighted- Average Price Per Bbl
2023	51,460	$71.55

Gas Swaps	Volumes (MmBtu)	Weighted- Average Price Per Btu
2023	27,895	$4.80

13.	Taxes

Taxes incurred by the Aera Companies were reported on the Consolidated and Combined Statements of Operations and Other Comprehensive Income as follows for the periods ended:

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	Year Ended December 31,	58-days Ended February 27,	Year Ended December 31,	Year Ended December 31,
	2023	2022	2023	2022	2021
Federal and State Income Taxes
Current - Federal	$(204)	$—	$486	$(1,632)	$(1,440)
Current - State	354	—	224	(616)	(5)
Deferred - Federal	788	—	(305)	(6,218)	2,182
Deferred - State	364	—	(141)	(2,871)	1,007

Federal and state income tax (expense)/benefit	$1,302	$—	$264	$(11,337)	$1,744

Taxes Other Than Income
Real and personal property	$25,854	$—	$5,439	$30,115	$33,041
Oil and gas production	58,589	—	8,996	45,364	21,437

Total taxes other than on income	$84,443	$—	$14,435	$75,479	$54,478

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Real and personal property tax expense includes refunds of $0.5 million and $0.1 million received for the Successor year ended December 31, 2023 and the combined Predecessor year ended December 31, 2021 to account for well abandonments and miscellaneous revisions in the property tax valuations. Real and personal property tax expense includes refunds of $0.7 million for the combined Predecessor year ended December 31, 2022 for prior-year valuation related property tax appeals. No real and personal property tax refunds were received for the Successor year ended December 31, 2022 or the combined Predecessor 58-day period ended February 27, 2023.

Deferred tax assets/(liabilities) are comprised of the following:

(in thousands of dollars)	Successor	Predecessor

	December 31,
	2023	2022
Tax effects of temporary differences for:
Pension plan	$(12,179)	$(11,442)
Other post retirement plans	20,661	21,788
Other employee benefits	6,205	7,762

Total deferred income tax asset, net	$14,687	$18,108

14.	Debt

For the Successor year ended December 31, 2023, Aera LLC’s long term debt consisted of the following:

(in thousands of dollars)	Successor	Interest Rate		Maturity
	December 31, 2023
RBL Facility	$400,000	SOFR plus 3.50%-4.50% ABR plus 2.50%-3.50%	[1]	August 28, 2026	[2]
Unamortized deferred debt issuance costs -
RBL facility	(23,780)
Term Loan	550,000	14.5%		February 28, 2029
Unamortized deferred debt issuance costs -
Term Loan	(14,800)

Total debt	$911,419
Less: Current portion of long term debt	(100,000)

Long term debt, net of current portion	$811,419

[1]

At Aera LLC’s election, borrowings under the amended RBL Facility may be alternate base rate (ABR) loans or term SOFR loans, plus an applicable margin. ABR loans bear interest at a rate equal to the highest of (i) the federal funds effective rate plus 0.50%, (ii) the administrative agent prime rate and (iii) the one-month SOFR rate plus 1%. Term SOFR loans bear interest at term SOFR, plus an additional 10 basis points per annum credit spread adjustment. The applicable margin is adjusted based on the commitment utilization percentage and will vary from (i) in the case of ABR loans, 2.50% to 3.5% and (ii) in the case of the SOFR loans, 3.50% to 4.5%.

[2]

The RBL Facility is subject to a prepayment of principal if there is a reduction in the borrowing base as a result of a scheduled redetermination or a termination or reduction of the original aggregate commitment.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Maturities of long term debt at the Successor year ended December 31, excluding debt issuance costs, are as follows:

(in thousands of dollars)	Successor
	December 31, 2023
	RBL Facility	Term Loan	Total
2024	$—	$100,000	$100,000
2025	—	100,000	100,000
2026	400,000	100,000	500,000
2027	—	100,000	100,000
2028	—	100,000	100,000
2029	—	50,000	50,000

Total long term debt	$400,000	$550,000	$950,000

Deferred Debt Issuance Costs

Aera LLC incurred legal and bank fees related to the issuance of debt. As of the Successor year ended December 31, 2023, debt issuance costs for the RBL facility in the amount of $23.8 million and the Term Loan in the amount of $14.7 million were reported in ”Long term debt” on the Consolidated and Combined Balance Sheets, net of amortization. For the Successor year ended December 31, 2023, Aera LLC incurred approximately $31.2 million of legal and bank fees related to the issuance of the RBL Facility and $16.9 million related to the issuance of the Term Loan.

The debt issuance costs for the RBL Facility and Term Loan are amortized using straight-line method which approximates the effective rate method over the term of the loans. The amortization of debt issuance costs for the year ended December 31, 2023, was approximately $9.6 million and is presented in “Interest expense” on the Consolidated and Combined Statements of Operations and Other Comprehensive Income.

RBL Facility

On February 28, 2023, Aera LLC entered into a credit agreement with Citibank, N.A., as administrative agent, and certain other lenders, which provided for a revolving loan with an original aggregate commitment up to $800 million, subject to a reserve borrowing base (RBL Facility). The RBL Facility also includes a sub-limit of $100 million for the issuance of letters of credit, which reduce the borrowing availability for revolving loans under the RBL Facility on a dollar-for-dollar basis. As of the Successor year ended December 31, 2023, Aera LLC had approximately $275 million available for borrowing under the RBL Facility and no outstanding letters of credit.

The proceeds of all or a portion of the RBL Facility may be used for Aera LLC’s working capital needs and for other purposes subject to meeting certain criteria.

Security - The lenders have a first-priority lien on a substantial majority of the Aera Companies’ assets.

Interest Rate - Aera LLC can elect to borrow at either an adjusted SOFR rate or an alternate base rate (ABR), plus an applicable margin. The ABR is equal to the highest of (i) the federal funds effective rate plus 0.50%, (ii) the administrative agent prime rate and (iii) the one-month SOFR rate plus 1%. The applicable margin is adjusted based on the borrowing base utilization percentage and will vary from (i) in the case of SOFR loans, 3.5% to 4.5% and (ii) in the case of ABR loans, 2.5% to 3.5%. The unused portion of the facility is subject to a commitment fee of 0.5% per annum based on the borrowing base utilization payable every three months. Interest on the ABR loans is payable quarterly in arrears. Interest on the SOFR loans is payable at the end of each SOFR period, but not less than quarterly. Aera LLC has the right to prepay any borrowings under the RBL Facility with prior notice at any time without a prepayment penalty.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Interest expense on the Consolidated and Combined Statement of Operations and Other Comprehensive Income is comprised of the following:

(in thousands of dollars)	Successor
2023
Interest expense	$105,431
Capitalized interest	(6,650)
Amortization of debt issuance costs	9,529
Unused commitment fees	1,383

Total interest expense, net	$109,693

Amortization Payments - The RBL Facility does not include any obligation to make amortizing payments prior to the maturity date of August 28, 2026. The RBL Facility is subject to a prepayment of principal if there is a reduction in the borrowing base as a result of a scheduled redetermination or a termination or reduction of the original aggregate commitment.

Borrowing Base - The borrowing base, currently $675 million, must be redetermined semi-annually each April and October. The scheduled redeterminations generally become effective on the date specified by the Administrative Agent, Citibank, N.A. If the scheduled redeterminations have not been determined by the end of April and October, there is an automatic reduction to the borrowing base based on a schedule prescribed in the RBL Facility. Aera LLC may make one interim determination between scheduled borrowing base redeterminations. In 2023, there were two scheduled borrowing base redeterminations by the Successor. An initial redetermination was completed in July 2023 resulting in a decrease in the borrowing base to $740 million and became effective August 7, 2023. The second redetermination was completed in December 2023 resulting in a decrease in the borrowing base to $675 million and became effective December 15, 2023.

Financial Covenants - The RBL Facility includes the following financial covenants:

Ratio	Components	Required Levels	Tested
Net Leverage Ratio	Ratio of Total Debt to EBITDAX[1]	Not greater than 2.00 to 1.00	Quarterly
Current Ratio	Ratio of consolidated current assets to consolidated current liabilities[2]	Not less than 1.00 to 1.00	Quarterly

[1]	EBITDAX is calculated as defined in the RBL Facility.
[2]	The available credit under the RBL Facility is included in consolidated current assets as part of the calculation of the current ratio.

Other Covenants - Aera LLC’s RBL Facility includes covenants that, among other things, restrict our ability to incur additional indebtedness, grant liens, make asset sales and investments, repay existing indebtedness, make subsidiary distributions, and enter into transactions that would result in fundamental changes.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Aera LLC’s RBL Facility, among other things, has a maturity date of August 28, 2026; permits us to make certain restricted payments (such as distributions) and certain investments; provides for the release of liens on certain assets securing the loans made under the RBL Facility; permits us to designate entities that hold certain of our assets as unrestricted subsidiaries subject to meeting certain conditions; sets the period for which we can enter into hedges on our production at 60 months and no more than 85% of proved reserves; and provides for our capacity to issue letters of credit of $100 million.

The RBL required Aera LLC to enter into acceptable commodity hedges covering (i) at least 85% of projected production as forecasted on the initial reserve report calculated on a quarterly basis from oil and gas properties constituting proved developed producing reserves for the calendar period including the first through 24th month (ii) at least 75% for the 25th through 36th month (iii) at least 58% for the 37th through 48th month and (iv) at least 25% for the 49th through 60thmonth. Ongoing, Aera LLC is required to maintain hedges on a minimum amount of crude oil production (determined on (i) the date of delivery of annual and quarterly financial statements and (ii) the date of delivery of a reserve report delivered in connection with an interim borrowing base redetermination) of no less than 50% of our reasonably anticipated oil production from our proved developed producing reserves for each quarter during the period ending the earlier of (1) the maturity date of the RBL Facility and (2) 36 months after the delivery of the compliance certificate for the relevant test period.

Furthermore, the restricted payment and investments covenants permit unlimited investments and/or restricted payments in amounts not to exceed 100% of distributable free cash flow so long as either (a) (i) no default, event of default or borrowing base deficiency shall have occurred and be continuing under the RBL Facility, (ii) the undrawn availability of the RBL Facility at such time is not less than 25% of the total commitment, (iii) the Net Leverage Ratio is less than or equal to 1.5:1.0 and (iv) distributable free cash flow is greater than or equal to zero on such date of determination; or without limit so long as (b) (i) no default, event of default or borrowing base deficiency shall have occurred and be continuing under the RBL Facility at the time of such investment or restricted payment, (ii) the undrawn availability under the RBL Facility at such time is not less than 25% of the total commitment and (iii) the net leverage ratio is less than or equal to 1.0:1.0.

If the outstanding principal balance of the revolving loans and aggregate face amount of all letters of credit under the RBL Facility exceeds the borrowing base at any time as a result of a redetermination of the borrowing base, we have the option within 30 days to take any of the following actions, either individually or in combination: make a lump sum payment curing the deficiency, deliver reserve engineering reports and mortgages covering additional oil and gas properties sufficient in certain lenders’ opinion to increase the borrowing base and cure the deficiency or making equal monthly principal payments that will cure the deficiency within the next six-month period. Otherwise, the unpaid principal will be due at maturity.

The RBL Facility requires Aera LLC to maintain on a consolidated basis as of each quarter-end (i) a net leverage ratio of not more than 2.0 to 1.0 and (ii) a current ratio of not less than 1.0 to 1.0. In addition, the RBL Facility currently provides that, to the extent we incur unsecured indebtedness, including any amounts raised in the future, the borrowing base will be reduced by an amount equal to 25% of the amount of such unsecured debt. We were in compliance with all financial covenants under the RBL Facility as of December 31, 2023.

Events of default and change of control – The RBL Facility provides for certain events of default, including upon a change of control, as defined in the RBL Facility, which entitles our lenders to declare the outstanding loans immediately due and payable, subject to certain limitations and conditions.

Green Gate Resources Parent, LLC

Notes to Consolidated and Combined Financial Statements

Term Loan

On February 28, 2023, Aera LLC borrowed $600 million under a six-year Term Loan agreement (Term Loan) secured by a second-priority lien on a substantial majority of the Aera Companie’s assets. The Term Loan matures in February 2029 and bears interest at a rate of 14.5%.

The Term Loan contains restrictive covenants including a requirement that the Aera Companies maintain a consolidated total debt to EBITDAX ratio of no greater than 2.0 to 1.0 and a current ratio of no greater than 1.0 to 1.0, consistent with the financial covenants in Aera Companies’ RBL Facility. Aera Companies were in compliance with the Term Loan covenants at December 31, 2023.

Principal payments are due quarterly in the amount of $25 million, limited to the calculated free cash flow available for distribution per the financial covenant calculations. Any unpaid principal payments are due with the next quarterly payment.

15.	Subsequent Events

Derivatives

Subsequent to December 31, 2023 Aera LLC entered into the following derivative contracts:

Period	Volumes	Weighted- Average Price
Gas	MmBtu
Q2 2024	1,729,000	$4.47
Q3 2024	1,748,000	$2.99
Q4 2024	2,081,426	$5.03
Q1 2025	2,201,940	$5.83

Merger Agreement

On February 7, 2024, the Owners of the GGRP Companies entered into a definitive agreement and plan of merger (“Merger Agreement”) to combine with California Resources Corporation (“CRC”), a Delaware corporation, in an all-stock transaction (“CRC Merger”) with an effective date of January 1, 2024. CRC is an independent oil and natural gas exploration and production and carbon management company operating properties exclusively within California.

Pursuant to the Merger Agreement, CRC has agreed to issue 21,170,357 shares of common stock (subject to customary adjustments in the event of stock splits, dividend paid in stock and similar items) plus an additional number of shares determined by reference to the dividends declared by CRC having a record date between the effective date and closing as more fully described in the Merger Agreement. Under the terms of the Merger Agreement, CRC has also agreed to assume Aera LLC’s outstanding long-term indebtedness of $950 million at closing.

Closing of the CRC Merger is subject to certain conditions, including, among others, approval of the stock issuance by CRC’s stockholders, expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior authorization by the Federal Energy Regulatory Commission under Section 203 of the Federal Power Act and other customary closing conditions.

Upon completion of the transaction, GGRP Companies will receive 21.2 million shares of CRC’s common stock, equivalent to approximately 22.9% of CRC’s fully diluted shares. The CRC Merger is expected to close in the second half of 2024.

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

Results of Operations

Results of operations for oil and gas producing activities are shown below. Total revenues and expenses exclude sales and costs for steam and electricity amounts recorded in the Consolidated and Combined Statements of Operations and Other Comprehensive Income. In addition, expenses per the accompanying schedule exclude research, administrative overhead, and interest costs.

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Results of Operations
Crude oil, natural gas and NGL sales	$1,762,721	$—	$5,621	$47,782	$37,540
Crude oil, natural gas and NGL sales to related parties	—	—	341,218	2,755,581	2,084,422

Total Operating Revenues	1,762,721	—	346,839	2,803,363	2,121,962
Production costs	798,100	—	342,230	1,132,253	836,711
Exploration expenses	273	—	40	315	424
Depreciation, depletion, amortization, retirements, impairments and accretion	457,237	—	89,824	654,337	841,663

Results of Operations	$507,111	$—	$(85,255)	$1,016,457	$443,164

Capitalized Costs

Capitalized costs related to oil and gas producing activities are shown below.

(in thousands of dollars)	Successor		Predecessor
	December 31, 2023	December 31, 2022	December 31, 2022
Capitalized Costs
Proved properties	$12,328,690	$—	$13,639,456
Unproved properties	4,628	—	4,628
Support equipment and facilities	180,009	—	204,508

Total Capitalized Costs	12,513,327	—	13,848,592
Accumulated depreciation, depletion, amortization retirements and impairments	9,648,112	—	9,439,063

Net Capitalized Costs	$2,865,215	$—	$4,409,529

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

Costs Incurred

Costs incurred in oil and gas property acquisition, exploration and development are shown below.

(in thousands of dollars)	Successor		Predecessor
	Year Ended December 31,	122-days Ended December 31,	58-days Ended February 27,	Years Ended December 31,
	2023	2022	2023	2022	2021
Costs Incurred in Property Acquisition, Exploration and Development Activities
Acquisition of properties	$390	$—	$—	$410	$1,800
Development costs	176,732	—	35,290	240,708	90,201
Exploration costs	273	—	40	315	424

Total Costs Incurred	$177,395	$—	$35,330	$241,433	$92,425

Proved Reserve Estimates

Independent petroleum engineering firm Netherland, Sewell & Associates, Inc. estimated an aggregate of 100% of our estimated proved reserves (by volume) as of the Successor year ended December 31, 2023. For the Predecessor combined year ended December 31, 2022, and December 31, 2021, reserves were prepared internally by technical staff who worked directly with the oil and gas properties using industry standard reserve estimation principles, definitions, and methodologies. All proved reserves are in California.

Revisions to reserves are based on engineering analysis of individual reservoirs at the field level. Proved reserves are those quantities of oil and gas volumes that, upon analysis of geological and engineering data appear with reasonable certainty to be economically producible in the future given following requirements:

•	Using known oil and gas reservoirs under current prices and costs as of the date the estimate is made.

•	Using existing equipment and operating methods from existing wells

•	Using new wells on undrilled acreage where a relatively major capital expenditure is required.

•	Proved reserves are calculated by using an unweighted arithmetic average of the first-day-of-the-month price for each month during the 12-month period.

•	Net proved reserves represent the estimated recoverable volumes excluding royalties and quantities due others.

In accordance with the Accounting Standards Codification (“ASC”) amended rules, the year-end reserves volumes for 2023, 2022, and 2021, as well as the reserves change categories for each year are shown in the following tables.

Oil and gas proved reserves cannot be measured exactly. Reserve estimates are based on many factors related to reservoir performance that require evaluation by engineers interpreting the available data as well as price and other economic factors such as detailed below:

•

The reliability of these estimates at any point in time depends on both the quality and quantity of the technical and economic data, the production performance of the reservoirs as well as extensive engineering judgment.

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

•	Consequently, reserve estimates are subject to revision as additional data becomes available during the producing life of a reservoir or as prices change significantly from one year to the next.

•	When a commercial reservoir is discovered, proved reserves are initially determined based on limited data from the first well or wells.

•	Subsequent data may better define the extent of the reservoir and additional production performance, well tests and engineering studies will likely improve the reliability of the reserve estimate.

•

The evolution of technology may also result in the application of improved recovery techniques such as supplemental or enhanced recovery projects, or both, that have the potential to increase reserves beyond those envisioned during the early years of a reservoir’s producing life.

Estimated quantities of net proved oil, natural gas and natural gas liquids reserves and changes in net quantities of proved developed and undeveloped reserves were as follows for the years ended December 31:

(in thousands of barrels of oil equivalent)	Successor	Predecessor
	December 31,
	2023	2022	2021
Reserves Summary
Net Proved Developed and Undeveloped
Beginning of year	260,622	302,572	265,008
Revisions of previous estimates	6,332	(11,410)	70,103
Production	(28,251)	(30,539)	(32,539)

End of year	238,703	260,622	302,572

Net change	(21,919)	(41,950)	37,564

Net Proved Developed
Beginning of year	239,933	248,757	216,130
Revisions of previous estimates	12,928	21,716	65,166
Production	(28,251)	(30,539)	(32,539)

End of year	224,610	239,933	248,757

Net change	(15,324)	(8,823)	32,626

Net Proved Undeveloped
Beginning of year	20,689	53,816	48,878
Revisions of previous estimates	(6,595)	(33,127)	4,938
Production	0	0	0

End of year	14,094	20,689	53,816

Net change	(6,595)	(33,127)	4,938

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

(in thousands of barrels of crude oil and condensate)	Successor	Predecessor
	December 31,
	2023	2022	2021
Oil Reserves
Net Proved Developed and Undeveloped
Beginning of year	247,657	289,819	253,022
Revisions of previous estimates	5,121	(13,056)	67,883
Production	(26,800)	(29,106)	(31,086)

End of year	225,978	247,657	289,819

Net change	(21,679)	(42,162)	36,797

Net Proved Developed
Beginning of year	226,968	237,080	206,383
Revisions of previous estimates	12,061	18,994	61,783
Production	(26,800)	(29,106)	(31,086)

End of year	212,229	226,968	237,080

Net change	(14,739)	(10,112)	30,697

Net Proved Undeveloped
Beginning of year	20,689	52,739	46,639
Revisions of previous estimates	(6,940)	(32,050)	6,100
Production	0	0	0

End of year	13,749	20,689	52,739

Net change	(6,940)	(32,050)	6,100

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

(in millions of cubic feet of natural gas)	Successor	Predecessor
	December 31,
	2023	2022	2021
Natural Gas Reserves
Net Proved Developed and Undeveloped
Beginning of year	62,470	60,543	52,647
Revisions of previous estimates	11,255	9,109	15,127
Production	(7,200)	(7,181)	(7,231)

End of year	66,525	62,470	60,543

Net change	4,055	1,927	7,896

Net Proved Developed
Beginning of year	62,470	54,514	40,108
Revisions of previous estimates	9,325	15,138	21,637
Production	(7,200)	(7,181)	(7,231)

End of year	64,595	62,470	54,514

Net change	2,125	7,956	14,406

Net Proved Undeveloped
Beginning of year	—	6,029	12,539
Revisions of previous estimates	1,930	(6,029)	(6,510)
Production	—	—	—

End of year	1,930	—	6,029

Net change	1,930	(6,029)	(6,510)

(in thousands of barrels of natural gas liquids)	Successor	Predecessor
	December 31,
	2023	2022	2022
Natural Gas Liquids Reserves
Net Proved Developed
Beginning of year	1,810	1,942	1,942
Revisions of previous estimates	(798)	19	19
Production	(166)	(151)	(151)

End of year	846	1,810	1,810

Net change	(964)	(132)	(132)

No PUDS are left for Natural Gas Liquids

Standardized Measure

The following disclosures concerning the standardized measure of future cash flows from net proved oil and gas reserves are presented in accordance with the authoritative guidance regarding disclosures about oil and gas producing activities. As prescribed by this guidance, the first-day-of-the-month average prices, year-end costs, enacted tax rates and a ten percent (10%) annual discount factor were applied. Effects of income taxes on the future cash flows presented below are the responsibility of the Member Companies and, therefore, not included in this disclosure. Since prices and costs do not remain static and no price or cost changes have been considered, the results are not necessarily indicative of the fair market value of estimated net proved reserves, but they do provide a common benchmark as prescribed by the authoritative guidance.

Green Gate Resources Parent, LLC

Supplementary Oil and Gas Information (Unaudited)

December 31, 2023, 2022, and 2021

For the purposes of this disclosure, individual estimates of Aera LLC’s production quantities, revenues and costs were developed for each field, net of royalties and quantities due others. Extensive judgments are involved in estimating the timing of production and the costs to be incurred throughout the remaining lives of these fields. Therefore, the results may not be comparable to estimates disclosed by other oil and gas producers.

The table below sets forth the standardized measure of discounted future cash flows relating to Aera LLC’s estimated recoverable volumes excluding royalties and quantities due others. Since the estimates reflect net proved reserves only, they exclude revenues that could result from unproved reserves that could become productive in later years.

Standardized Measure of Discounted Future Cash Flows as of December 31:

(in millions of dollars)	Successor	Predecessor
	December 31,
	2023	2022	2021
Future cash inflows	$18,327	$24,547	$18,870
Future operating costs	(10,027)	(13,326)	(10,396)
Future development costs	(3,000)	(3,180)	(4,372)

Future net cash flows	$5,300	$8,041	$4,102
Discount	(1,603)	(2,398)	(923)

Standardized measure of discounted future cash flows	$3,697	$5,643	$3,179

The aggregate change in the standardized measure of discounted future cash flows was a decrease of $1,946 million in 2023, an increase of $2,464 million in 2022, and an increase of $3,217 million in 2021. The principal sources of change were as follows:

Changes in Standardized Measure of Discounted Future Cash Flows for the years ended December 31:

(in millions of dollars)	Successor	Predecessor
	December 31,

	2023	2022	2021
Beginning of year	$5,643	$3,179	$(38)
Net change in sales and transfer prices and in production (lifting) costs related to future production	(1,325)	2,641	2,416
Changes in estimated future development costs	(35)	495	(209)
Sales and transfers of oil and gas produced during the period	(1,453)	(1,068)	(515)
Net change due to revisions in quantity estimates	66	(366)	1,245
Previously estimated development costs incurred during the period	285	473	295
Accretion of discount	516	289	(15)

End of year	$3,697	$5,643	$3,179